U.S SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

FORM 10-QSB

For Period Ended:   December 31, 1996



Part I - Registrant Information



Full Name of Registrant                   D-Vine, Ltd..

Address of Principal Executive Office     1330 Avenue of the Americas
                                          36th Floor
                                          New York, New York 10019



Part II - Rules 12b-25 (b) and (c)



     (a) The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The Form 10-QSB will be filed on or before January 19, 1997.

     (c) Attachment of statements not applicable.



Part III - Narative



     Due to a recent change in management, Form 10-QSB could not be filed by February 14, 1997 without unreasonable effort and expense.



Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification

          Ed Tobin  (212) 582-3400

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify reports.

                                        [x] Yes[ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period from the last fiscal year will be refelcted by the earnings statements to be included in the subject report or portion thereof?

                                        [  ] Yes [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

D-Vine, Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        February 17, 1997     By: /s/
                                   Ed Tobin
                                   Chief Operating Officer and
                                   Chief Financial Officer
                                   (Principal Financial and Accounting Officers)